United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2006

Commission File Number: 1-14966

CNOOC Limited

(Translation of registrant’s name into English)

65th Floor

Bank of China Tower

One Garden Road

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Victor Zhikai Gao
Name:	Victor Zhikai Gao
Title:	Company Secretary

Dated: November 1, 2006

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 31, 2006, announcing certain selected unaudited key operational statistics.

Exhibit 99.1

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2006 (ended 30 September 2006). The comparative statistics for the third quarter of 2005 (ended 30 September 2005) are also disclosed in this announcement.

The Board of Directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (the “Group”) for the third quarter of 2006 (ended 30 September 2006). The comparative statistics for the third quarter for 2005 (ended 30 September 2005) are also disclosed in this announcement.

The Company’s unaudited oil and gas revenue for the third quarter of 2006 amounted to RMB18.4 billion (equivalent to US$2.30 billion), representing an increase of 24.5% when compared to the same period in 2005. The Company also achieved a total net daily production of 459,460 barrels of oil equivalent (BOE), an increase of 7.5% from the same period in 2005.

The Company’s net production offshore China experienced a growth of 7.7% for the third quarter of 2006 compared to the same quarter last year, reaching a level of 417,884 barrels of oil equivalent (BOE) per day. Crude oil and liquids production offshore China was 350,899 barrels per day. Gas production offshore China was 386 million cubic feet per day. The increase of 23.7% in gas production was largely due to increases of production volume from Western South China Sea and Eastern South China Sea.

Total unaudited revenues were RMB18.6 billion (equivalent to US$2.33 billion) for the third quarter of 2006, representing an increase of 25.0% when compared to the same period in 2005. This revenue growth was largely due to increases of net production volume and higher realized oil and gas prices. In the third quarter of 2006, the Company’s realized crude oil price was US$61.78 per barrel, representing a year-on-year (“YOY”) increase of 17.9%. The Company’s realized gas price was US$3.39 per thousand cubic feet, representing a YOY growth of 15.3%.

In the third quarter of 2006, there were two new discoveries offshore China: LW3-1 and WZH6-12S, both made by our partners. LW3-1 is the first deepwater discovery offshore China. The Company also successfully made four appraisals offshore China in the third quarter.

The Company’s development projects announced at the beginning of this year were progressing on track. The Company’s development capital expenditure was flat at RMB3,784 million (equivalent to US$474 million) for the third quarter of 2006, while exploration capital expenditures increased 35.9% to RMB833 million (equivalent to US$104 million) as a result of intensified exploration activities.

Third Quarter and Year-to-Date Production Summary

	2005		2006
	Q3	YTD	Q3	YTD
Crude Oil & Liquids (b/d)
Bohai Bay	188,882	175,868	203,570	202,819
Western South China Sea	46,712	50,399	37,237	41,841
Eastern South China Sea	96,247	105,977	108,620	108,010
East China Sea	1,603	1,840	1,472	1,496
Overseas	22,963	22,601	21,449	21,661

Subtotal (b/d)	356,406	356,684	372,348	375,827

Natural Gas (mmcf/d)
Bohai Bay	49	48	54	62
Western South China Sea	245	226	285	241
Eastern South China Sea	0	0	30	21
East China Sea	18	18	17	18
Overseas	98	90	119	112

Subtotal (mmcf/d)	410	383	505	454

Total Production (boe/d)	427,414	422,714	459,460	454,111

Third Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

	RMB millions				US$ millions
	2005		2006		2005		2006
	Q3	YTD	Q3	YTD	Q3	YTD	Q3	YTD
Sales Revenue
Oil and gas sales	14,758.4	39,492.4	18,381.6	53,856.4	1,808.5	4,794.0	2,304.6	6,717.8
Marketing Revenue, net	62.8	146.4	168.1	411.2	7.7	17.8	21.1	51.3
Others	49.1	112.2	42.2	83.5	6.0	13.6	5.3	10.4

Total	14,870.3	39,751.0	18,591.9	54,351.1	1,822.2	4,825.4	2,331.0	6,779.6

Capital Expenditures
Exploration	613.2	1,473.1	833.1	1,982.5	75.1	178.8	104.4	247.3
Development	3,815.8	10,572.4	3,784.4	14,014.3	467.6	1,283.4	474.5	1,748.1

Total	4,429.0	12,045.5	4,617.5	15,996.8	542.7	1,462.2	578.9	1,995.4

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB7.9758 has been used for the third quarter of 2006 and an exchange rate of RMB8.0169 has been used for the nine months ended 30 September 2006, whilst an exchange rate of US$1 = RMB8.1606 has been used for the third quarter of 2005 and an exchange rate of RMB8.2379 has been used for the nine months ended 30 September 2005, where applicable, for purpose of illustration only and does not constitute a representation that any amounts have been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors: Edgar W.K. Cheng Sung Hong Chiu Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

By Order of the Board CNOOC Limited Victor Zhikai Gao Company Secretary

Hong Kong, 31 October 2006